Exhibit 99.1

Browning West and Glenn Chamandy Comment on Gildan Activewear’s Defensive and Reactionary Board Refreshment

Gratified That Board Leadership, Including the Chairman and Every Committee Chair, Has Seemingly Acknowledged Their Many Failures by Resigning En Masse

Question Why the Board Has Gone to Such Lengths to Allow Vince Tyra to Remain CEO Despite His Track Record of Value Destruction and Amid Unprecedented Shareholder Calls to Reinstate Glenn Chamandy

Remind Shareholders That Electing the Full Browning West Slate is the Only Clear Path to Reinstating Glenn Chamandy as CEO to Generate Outstanding Shareholder Returns

April 22, 2024 04:50 PM Eastern Daylight Time

LOS ANGELES--(BUSINESS WIRE)--Browning West, LP (together with its affiliates, “Browning West” or “we”), which is a long-term shareholder of Gildan Activewear Inc. (NYSE: GIL) (TSX: GIL) (“Gildan” or the “Company”) that beneficially owns approximately 5.0% of the Company’s outstanding shares and Glenn Chamandy, Gildan’s co-founder and former CEO, today issued the following statements regarding the Company’s defensive maneuver to add replacement directors to its Board of Directors (the “Board”).

Usman S. Nabi and Peter M. Lee of Browning West commented:

“The Board’s list of failures grows by the week: beginning with its botched succession process, followed by numerous diligence failures, a reactive and misguided sale process, and now a desperate and defensive Board refreshment. The most glaring omission in the Board’s latest maneuver is its failure to reinstate Glenn as CEO and its unwavering commitment to Vince Tyra – including from new directors – despite his record of value destruction and poor personal judgment. The reinstatement of Glenn has been a central and consistent demand from an unprecedented mass of shareholders, which the Board refuses to acknowledge in favor of its own interests. It is also clear that the newly announced directors are objectively less qualified than Browning West’s director candidates, who possess best-in-class track records of value creation and relevant experience. It is critical for shareholders to understand that only through the appointment of our full slate can Glenn return as CEO and implement our superior value creation plan, which is designed to deliver a stock price of over $60 USD by the end of 2025 and $100 USD within five years.

Contrary to the Board’s false and misleading statements, support for Glenn and our full slate is growing and stronger than ever. While we are gratified that every single incumbent director responsible for the Board’s many failures is stepping aside, we are disappointed that it is due in part to the Board’s relentless focus on protecting Vince Tyra to avoid accountability. We remain steadfast in our belief that the election of each of our eight highly qualified directors and Glenn’s return as CEO represent the best path forward for Gildan. Considering the Board has a history of diligence failures and recruiting underqualified executives, it has not earned the right to hand-select its own replacement directors. Finally, we believe that today’s announcement was likely triggered by the collapse of the Board’s reactive sale process, which it is clearly trying to bury in the 2,500+ word press release. It is time for Gildan’s Board to immediately cease its excessive and wasteful spending of shareholder capital on its misguided sale process and numerous entrenchment tactics.”

Glenn Chamandy, Gildan’s co-founder and former CEO, commented:

“When I return to Gildan as CEO, I want to be supported by the highest quality Board with relevant experience. I have spent time with members of the Browning West slate and believe they possess necessary track records of value creation, expertise in successful succession planning and corporate governance, and relevant operational, industry, and ESG experience. In addition, it is critical that I am supported by a Chairman who has a strong record as an operating CEO and Chair, which Mike Kneeland clearly possesses, and that there is an owners’ mindset in the boardroom, which Peter Lee of Browning West clearly possesses. The Browning West slate represents the best Board for all Gildan stakeholders.”

As a reminder, Browning West is seeking to elect eight highly qualified and independent director candidates to Gildan’s Board at the Annual Meeting of Shareholders on May 28, 2024. Browning West’s director candidates possess strong track records of value creation, expertise in successful succession planning, relevant industry and governance experience, as well as proven management and board service pedigrees in Canada and the U.S.

Shareholders are encouraged to visit www.SuperchargeGildan.com to download a copy of the slate’s operating plan, learn how to vote for Browning West’s slate of highly qualified director candidates, and sign up for important campaign updates. Visit SEDAR+ (www.sedarplus.ca) to review a copy of Browning West’s information circular and other relevant materials.

Disclaimer for Forward-Looking Information

Certain information in this news release may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as “outlook,” “objective,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans,” “continue,” or similar expressions suggesting future outcomes or events. Forward-looking information in this news release may include, but is not limited to, statements of Browning West regarding (i) how Browning West intends to exercise its legal rights as a shareholder of the Company, and (ii) its plans to make changes at the Board and management of the Company.

Although Browning West believes that the expectations reflected in any such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risks that (i) the Company may use tactics to thwart the rights of Browning West as a shareholder and (ii) the actions being proposed and the changes being demanded by Browning West, may not take place for any reason whatsoever. Except as required by law, Browning West does not intend to update these forward-looking statements.

Advisors

Olshan Frome Wolosky LLP is serving as legal counsel, Goodmans LLP is serving as Canadian legal counsel, and IMK is serving as Quebec legal counsel. Longacre Square Partners is serving as strategic advisor and Pelican PR is serving as public relations advisor. Carson Proxy is serving as proxy advisor.

About Browning West, LP

Browning West is an independent investment partnership based in Los Angeles, California. The partnership employs a concentrated, long-term, and fundamental approach to investing and focuses primarily on investments in North America and Western Europe.

Browning West seeks to identify and invest in a limited number of high-quality businesses and to hold these investments for multiple years. Backed by a select group of leading foundations, family offices, and university endowments, Browning West’s unique capital base allows it to focus on long-term value creation at its portfolio companies.

Contacts

Browning West
info@browningwest.com
310-984-7600

Longacre Square Partners
Charlotte Kiaie / Scott Deveau, 646-386-0091
browningwest@longacresquare.com

Pelican PR
Lyla Radmanovich / Mélanie Tardif, 514-845-8763
media@rppelican.ca

Carson Proxy
Christine Carson, 416-804-0825
christine@carsonproxy.com